

February 25, 2014

Via E-Mail

Steven A. Seidman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

> **Re:** **Jos. A. Bank Clothiers, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed February 24, 2014 by The Men's Wearhouse, Inc.**
> **File No. 000-23874**

Dear Mr. Seidman:

We have limited our review of the filing to those issues we have addressed in our comments.

Soliciting Materials

1. Please provide us supplementally a more detailed description of the "extensive dialogue" you have had with shareholders of both companies over the last several months.

2. Please provide us supplemental support for your statement that you "have received widespread support for this transaction."

3. Please file, as soliciting materials, any materials, or appropriate excerpts, filed in connection with the tender offer for the shares of Jos. A. Banks.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions